April 6, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mark P. Shuman, Branch Chief

Re:	Network-1 Security Solutions, Inc.
Post-Effective Amendment No. 5 to Form S-1
Filed March 23, 2012
File No. 333-143710

Dear Mr. Shuman:

With respect to the Staff's comment letter, dated April 2, 2012, Network-1 Security Solutions, Inc. (the "Company") acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Network-1 Security Solutions, Inc.

By:     /s/ Corey M. Horowitz
Corey M. Horowitz, Chairman
and Chief Executive Officer